UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 5)*


                                AMADOR GOLD CORP.
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                                (Name of Issuer)

                         COMMON SHARES WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                   02264P 10 1
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                                 (CUSIP Number)

                                RICHARD W. HUGHES
                          711-675 WEST HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA, V6B 1N2
                                 (604) 685-2222
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 18, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         02264P 10 1
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(1)      Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
         (entities only)

         RICHARD W. HUGHES
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(2)      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds

         NOT APPLICABLE
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         NOT APPLICABLE
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(6)      Citizenship or Place of Organization

         CANADIAN
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Number of         (7)      Sole Voting Power
Shares
Beneficially               8,505,000
                  --------------------------------------------------------------
Owned by          (8)      Shared Voting Power
Each
Reporting                  6,275,000
                  --------------------------------------------------------------
Person With       (9)      Sole Dispositive Power

                           8,505,000
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power

                           6,275,000
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         14,780,000
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         22.2%
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(12)     Type of Reporting Person

         IN
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


CUSIP No.         02264P 10 1
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(1)      Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
         (entities only)

         HASTINGS MANAGEMENT CORP.
--------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds

         NOT APPLICABLE
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         NOT APPLICABLE
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization

         BRITISH COLUMBIA
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Number of         (7)      Sole Voting Power
Shares
Beneficially               0
                  --------------------------------------------------------------
Owned by          (8)      Shared Voting Power
Each
Reporting                  5,075,000
                  --------------------------------------------------------------
Person With       (9)      Sole Dispositive Power

                           0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power

                           5,075,000
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         5,075,000
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)

         8.1%
--------------------------------------------------------------------------------

(14)     Type of Reporting Person

         CO
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


Item 1.  SECURITY AND ISSUER

(a)      Title of Class of Securities:

         COMMON SHARES WITHOUT PAR VALUE

(b)      Address of Issuer's Principal Executive Offices:

         AMADOR GOLD CORP.
         711-675 WEST HASTINGS STREET
         VANCOUVER, BRITISH COLUMBIA
         CANADA, V6B 1N2

Item 2.  IDENTITY AND BACKGROUND

(a)      Name:

         (i)      RICHARD W. HUGHES; AND
         (ii)     HASTINGS MANAGEMENT CORP.

(b)      Residence or Business Address:

         C/O RICHARD W. HUGHES
         711-675 WEST HASTINGS STREET
         VANCOUVER, BRITISH COLUMBIA
         CANADA, V6B 1N2

(c)      Principal occupation or Employment:

         RICHARD W. HUGHES IS THE  PRESIDENT  AND OWNER OF  HASTINGS  MANAGEMENT
         CORP.

         HASTINGS MANAGEMENT CORP. IS A PRIVATE COMPANY THAT PROVIDES MANAGEMENT AND ADMINISTRATIVE SERVICES TO CANADIAN PUBLIC COMPANIES.

(d)      Criminal Proceedings:

         NONE

(e)      Civil Proceedings:

         NONE

(f)      Citizenship:

         RICHARD W. HUGHES IS A CANADIAN CITIZEN

         HASTINGS MANAGEMENT CORP. IS A CORPORATION INCORPORATED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NOT APPLICABLE

Item 4:  PURPOSE OF TRANSACTION

ON MAY 18, 2006, RICHARD W. HUGHES PURCHASED, ON A PRIVATE PLACEMENT BASIS, 1,000,000 UNITS OF THE ISSUER, AT A PRICE OF CDN. $0.20 PER UNIT, EACH UNIT CONSISTING OF ONE COMMON SHARE AND ONE SHARE PURCHASE WARRANT. EACH WARRANT IS EXERCISABLE AT A PRICE OF $0.20 PER SHARE ON OR BEFORE MAY 18, 2008. ON MAY 18, 2006, HASTINGS MANAGEMENT CORP. PURCHASED, ON A PRIVATE PLACEMENT BASIS, 600,000 UNITS OF THE ISSUER, AT A PRICE OF CDN. $0.20 PER UNIT, EACH UNIT CONSISTING OF ONE COMMON SHARE AND ONE SHARE PURCHASE WARRANT. EACH WARRANT IS EXERCISABLE AT A PRICE OF $0.20 PER SHARE ON OR BEFORE MAY 18, 2008.

THE REPORTING  PERSONS HAVE NO PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT
IN:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned by Richard W. Hughes: 14,780,000 SHARES, INCLUDING 1,100,000 SHARES THAT MAY BE ISSUED UPON EXERCISE OF OUTSTANDING STOCK OPTIONS AND 5,745,000 SHARES THAT MAY BE ISSUED UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS. THE SHARES REPORTED AS BENEFICIALLY OWNED BY MR. HUGHES INCLUDE ALL OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY HASTINGS MANAGEMENT CORP.

         Percent of class beneficially owned by Richard W. Hughes: 22.2% (BASED ON THE ACTUAL NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING AT 05-18-2006 [59,665,748], PLUS AN ADDITIONAL 1,100,000 SHARES, ASSUMING
         THE EXERCISE OF OUTSTANDING STOCK OPTIONS, PLUS AN ADDITIONAL 5,745,000 SHARES, ASSUMING THE EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS).

         Amount beneficially owned by Hastings Management Corp.: 5,075,000 SHARES, INCLUDING 2,645,000 SHARES THAT MAY BE ISSUED UPON EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS.

         Percent of class beneficially owned by Hastings Management Corp.: 8.1% (BASED ON THE ACTUAL NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING AT 05-18-2006 [59,665,748], PLUS AN ADDITIONAL 2,645,000 SHARES, ASSUMING
         THE EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS).

(b)      Number of shares as to which Richard W. Hughes has:

         (i)      Sole power to vote or to direct the vote             8,505,000

         (ii)     Shared power to vote or to direct the vote           6,275,000

         (iii)    Sole power to dispose or to direct the
                  disposition of                                       8,505,000

         (iv)     Shared power to dispose or to direct the
                  disposition of                                       6,275,000

         Number of shares as to which Hastings Management Corp. has:

         (i)      Sole power to vote or to direct the vote                     0

         (ii)     Shared power to vote or to direct the vote           5,075,000

         (iii)    Sole power to dispose or to direct the
                  disposition of                                               0

         (iv)     Shared power to dispose or to direct the
                  disposition of                                       5,075,000

(c) Transactions effected during the past sixty days: MR. HUGHES SOLD 20,000 SHARES ON APRIL 20, 2006 AT CDN.$0.19 PER SHARE, 20,000 SHARES ON APRIL 20, 2006 AT CDN.$0.19 PER SHARE, 20,000 SHARES ON APRIL 21, 2006 AT CDN.$0.19 PER SHARE, 20,000 SHARES ON APRIL 24, 2006 AT CDN.$0.195 PER SHARE, AND 70,000 SHARES ON APRIL 25, 2006 AT CDN.$0.20 PER SHARE. MR. HUGHES ACQUIRED 1,000,000 UNITS (SHARES AND WARRANTS) ON MAY 18, 2006. HASTINGS MANAGEMENT CORP. SOLD 50,000 SHARES ON APRIL 25, 2006 AT $0.20 PER SHARE. HASTINGS MANAGEMENT CORP. ACQUIRED 600,000 (SHARES AND WARRANTS) ON MAY 18, 2006.

(d) MR. HUGHES BENEFICIALLY OWNS A TOTAL OF 1,200,000 SHARES WHICH HE HAS THE RIGHT TO ACQUIRE FROM THIRD PARTIES PURSUANT TO OPTIONS GRANTED TO MR. HUGHES BY SUCH PARTIES ON MAY 11, 2005. OF THOSE SHARES, A TOTAL OF 1,000,000 SHARES ARE CURRENTLY OWNED BY TRI-POL ENERGY CORPORATION, WHICH IS CURRENTLY THE BENEFICIAL OWNER OF MORE THAN 5% OF THE ISSUER'S CLASS OF COMMON SHARES.

(e)      NOT APPLICABLE

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed in Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7:  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1: JOINT FILING AGREEMENT DATED JUNE 19, 2006 BY AND BETWEEN RICHARD W. HUGHES AND HASTINGS MANAGEMENT CORP.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATE:  JUNE 19, 2006

                  RICHARD W. HUGHES

                  BY:  /S/ RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES

                  HASTINGS MANAGEMENT CORP.

                  BY:  S/S RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES
                  TITLE:   PRESIDENT AND DIRECTOR


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


CUSIP No.         02264P 10 1
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that Schedule 13D filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated:  JUNE 19, 2006

                  RICHARD W. HUGHES

                  BY:  S/S RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES

                  HASTINGS MANAGEMENT CORP.

                  BY:  S/S RICHARD W. HUGHES
                  ---------------------------------------------
                  NAME:    RICHARD W. HUGHES
                  TITLE:   PRESIDENT AND DIRECTOR


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